Filed Pursuant to Rule 433 Registration No. 333-252625 Issuer Free Writing Prospectus dated May 21, 2021 Relating to Preliminary Prospectus Supplement dated May 21, 2021

Attacks Alzheimer’s Disease and Neurodegeneration by Improving the Information Highway of the Nerve Cell Axonal Transport May 2021 Symbol: ANVS (NYSE American)

FORWARD - LOOKING STATEMENTS Statements in this presentation contain “forward - looking statements” that are subject to substantial risks and uncertainties. Forward - looking statements contained in this presentation may be identified by the use of words such as “anticipate,” “expect,” “believe,” “will,” “may,” “should,” “estimate,” “project,” “outlook,” “forecast” or other similar words, and include, without limitation, statements regarding Annovis Bio, Inc.’s expectations regarding projected timelines of clinical trials, and expectations regarding current or future clinical trials. Forward - looking statements are based on Annovis Bio, Inc.’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward - looking statements are based on assumptions as to future events that may not prove to be accurate, including that clinical trials may be delayed; that the data reported herein is interim data, conclusions as to which may be superseded by subsequent data we expect to receive in connection with Phase 2a trials and/or subsequent clinical trials; and that any anticipated meeting with or presentation to the FDA may be delayed. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the Annual Report on Form 10 - K for the year ended December 31, 2020 and other reports filed with the Securities and Exchange Commission. Forward - looking statements contained in this presentation are made as of this date, and Annovis Bio, Inc. undertakes no duty to update such information except as required under applicable law. FREE WRITING PROSPECTUS Annovis Bio, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Annovis has filed with the SEC for more complete information about Annovis and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you contact ThinkEquity , a division of Fordham Financial Management, Inc., located at 17 State Street, 22nd Floor, New York, New York 10004, by telephone at (877) 436 - 3673, or by email at prospectus@think - equity.com. 2

3 ▪ Annovis is developing drugs for Alzheimer's (AD) and Parkinson's disease (PD), including the orphan indication Alzheimer's in Down Syndrome (AD - DS) ▪ Lead compound - ANVS401 - in Phase 2a clinical trial, is the only drug to improve cognition in AD and motor function in PD patients, as recently announced ▪ ANVS401 reduced inflammation, in PD patients as recently announced. Additional biomarker data to come. ▪ Successful completion of phase 2a clinical trials will validate our approach and allow start of two phase 3 studies HIGHLIGHTS A novel approach to treat neurodegeneration is desperately needed

ANNOVIS

HOW NERVE CELLS WORK

In healthy nerve cells little packages containing neurotransmitters or nerve growth factors travel unimpaired from the cell body through the axon to the synapse.


NEUROTRANSITTERS THAT TRAVEL ACCROSS THE AXON
Adrenaline
Noradrenaline
Dopamine
Serotonin
Gaba
Acetylcholine
Glutamine
Endorphins
DENDRITES
SOMA & CELL BODY
AXON
MYELIN SHEATH
THE INFORMATION HIGHWAY
SYNAPSE

Neurotoxic proteins limit the flow and speed at which neurotransmitters travel along the axon resulting in compromised nerve function

ANNOVIS 4

ANNOVIS

NEUROTOXIC PROTEINS IMPAIR AXONAL TRANSPORT AND **CAUSE A TOXIC CASCADE**

HIGH LEVELS OF NEUROTOXIC PROTEINS	ANVS401 LOWERS LEVELS OF NEUROTOXIC PROTEINS
IMPAIRED AXONAL TRANSPORT	IMPROVED AXONAL TRANSPORT
SLOWER SYNAPTIC TRANSMISSION	INCREASED SYNAPTIC TRANSMISSION
INFLAMMATION	NO INFLAMMATION
DEATH OF NERVE CELLS	HEALTHY NERVE CELLS
LOSS OF COGNITIVE AND MOTOR FUNCTION	IMPROVED COGNITIVE AND MOTOR FUNCTION

ANVS401 IMPROVES AXONAL TRANSPORT AND **IMPEDES THE TOXIC CASCADE**


ANNOVIS

NEURODEGENERATION IS AN AXONAL TRANSPORT DISEASE

"Axonal transport disruption is linked to human neurological conditions." - Nature Review, September 2019

Axonal transport is responsible for:

- Neurotransmitters GABA (anxiety), ACh (cognition), dopamine (movement), serotonin (mood)
- Neurotrophic factors NGF, BDNF
- All communication within and between nerve cells

Retrograde (0.5 frame/sec) →

Normal Transport

The ***Normal Flow and Speed*** of vesicles carrying BDNF across the axon


(88s)

Abnormal Transport

Shows the ***Blockage and Slowing*** of BDNF across the axon. Black areas demonstrate where transport is slowed due to high levels of neurotoxic proteins.


(120s)

TREATED WITH ANVS 401

The ***Flow and Speed*** of axonal transport is improved.


10 µm
(88s)

APP, Aβ42, C99 – Mobley, UCSD; aSYN – Isacson, Harvard; Lee, UPenn;
Tau – U Munich & Zurich; Htt – Mobley, UCSD; TDP43 – Taylor, Northwestern

ANNOVIS 6

7 RESULTS IN ANIMALS Multiple animal studies showed that ANVS401 improved the affected function Function Animal Model Memory and learning (4) AD mice, DS mice, stroke mice, TBI rats Movement (2) PD mice, FTD mice Eyesight (1) Acute glaucoma rats

8 TWO PHASE 2 CLINICAL TRIALS AD Trial PD Trial CRO Parexel Therapeutic Area Early to Moderate AD Early to Moderate PD Phase 2 2 Patients 14 14 + 40 Sites 12 12 Country United States Design Double - Blind, Placebo - Controlled, Biomarker Study Endpoints Reversal of Toxic Cascade

PHASE 2 CLINICAL TRIAL IN AD AND PD TO MEASURE REVERSAL OF THE TOXIC CASCADE AND IMPROVEMENT IN BRAIN FUNCTION DECREASE IN NEUROTOXIC PROTEINS INCREASE IN NEUROTRANSMITTERS LOWERING OF INFLAMMATORY PROTEINS LOWERING OF NEURODEGENERATION MARKERS COGNITION AND MOTOR FUNCTION ENDPOINTS TARGET: PATHWAY: EFFICACY:

TIMELINE OF PHASE 2 CLINICAL TRIAL IN AD and PD Preliminary data commenced in 1Q2021 Start Up AD/PD Study August 2020 June/July 2021 August 2021 10 A meeting with the FDA to discuss the data from the AD and the PD study as well as from the chronic toxicology in rats and dogs is projected for Fall of 2021 AD & PD Markers AD&PD Efficacy Whole Study May 2021

ANNOVIS

REVERSAL OF TOXIC CASCADE

Data from first 14 AD and 14 PD patients

REVERSAL OF TOXIC CASCADE	EXPECTED OUTCOME	ACTUAL OUTCOME	
		AD	PD
Level of neurotoxic proteins	↓		
Axonal transport	↑		
Inflammation	↓		+++
Dead nerve cells	↓		
Control proteins	0		
Efficacy: Motor function	↑	+	
Efficacy: Cognition	↑		+

+++ $p \leq 0.001$
++ $p \leq 0.01$
+ $p \leq 0.05$
+/- trend
0 no change
- opposite result from expected

ANNOVIS 11

EFFICACY IN PD PATIENTS – SPEED & COORDINATION Data from first 14 PD patients 30 35 40 45 50 55 0 25 BASELINE VS 25 DAYS 30 35 40 45 50 55 PLACEBO ANVS401 PLACEBO VS 401 0 0.5 1 1.5 2 2.5 3 0 25 Baseline vs 25 Days 0 0.5 1 1.5 2 2.5 3 3.5 4 4.5 placebo ANVS401 Placebo vs 401 Speed: Left - the comparison between the treated group with 80 mg/day of ANVS401 at baseline before treatment and after 25 days on treatment in the rapid coding test. At 25 days the speed is faster than at baseline and they make fewer mistakes (p<0.04). Right - the comparison between the placebo group and the treated group at 25 days. This graph shows that while the placebo group gets slower, the treated group gets faster (p< 0.04). The lower number shows worse performance. 12 Coordination : Left - Comparison between treated at baseline and at 25 days. The two scores are identical – patients remain stable Right - the comparison is made between the placebo group and the treated group both at 25 days. The placebo treated group shows a marked deterioration in their motor complications compared to the ANVS401 treated group that was stable (p< 0.07). The lower number shows better performance. # of fields coded # of mistakes

LOWERING OF INFLAMMATION IN PD PATIENTS Data from first 14 PD patients 13 The trial measured four inflammatory markers that are prevalent in the brains of AD and of PD patients. Each of the inflammatory markers showed statistically significant reduction after 25 days of treatment with ANVS401 compared to baseline. Inflammatory Marker % Change from Baseline p - Value Complement C3 - 24.9 0.0072 YKL40 - 22.9 0.0213 sTREM2 - 28.2 0.0108 GFAp - 34.6 0.000001

EFFICACY IN AD PATIENTS – ADAS - Cog11 D ata from 14 AD patients 14 Within Data: From baseline to 25 days in the ANVS401 - treated group, ADAS - Cog11 improved by 4.4 points, a statistically significant improvement of 30% (p=0.04). Between Data: ANVS401 - treated group compared to placebo group at 25 days showed an improvement of 3.3 points, or 22% (p= 0.13). This is the first double - blind, placebo - controlled study that shows cognitive improvements in AD patients as measured by ADAS - Cog and functional improvements in PD patients as measured by the Unified Parkinson's Disease Rating Scale (UPDRS).

1% 2% 4% 8% 16% 47% 60-65 65-70 70-75 75-80 80-85 85+ 15 MARKET PROJECTIONS Source: Alzheimer‘s Association 2014; Incidence of AD in Relation to Age Increase in Incidence with Aging of Population Annual sales potential for US and worldwide are over $100 billion dollars

Capitalization Table 16 Common Shares 6,947,269 Options (WAEP: $2.58) 1,107,598 Warrants (WAEP: $7.50) 4,800 Fully Diluted Shares Outstanding 8,059,667 Debt $0

MANAGEMENT AND ADVISORY TEAM Feng Chang, PhD, VP of Research Dr . Chang is an experienced neuroscientist with more than a decade of experience in neurodegenerative diseases, with broad scientific knowledge and hands - on experience . Prior to joining Annovis , she was a scientific solution consultant with Clarivate Analytics where she worked on cutting - edge scientific projects with top - 50 pharma clients . Previously, Dr . Fang was business development manager for Coriell Institute for Medical Research and an assistant professor at Boston University, where she designed and supervised projects focused on prion diseases and AD as a research team leader . 17 Maria L . Maccecchini, PhD, Founder, President & CEO Dr . Maccecchini founded Annovis in May 2008 to develop better therapeutics for Alzheimer’s, Parkinson’s and other neurodegenerative diseases . Was partner and director of two angel groups, Robin Hood Ventures and MidAtlantic Angel Group ; Founder and CEO of Symphony Pharmaceuticals/Annovis a biotech company that sold in 2001 to Transgenomic ; General Manager of Bachem Bioscience, the US subsidiary of Bachem AG, Switzerland and Head Molecular Biology Mallinckrodt ; Dr . Maccecchini did one postdoc at Caltech and one at the Roche Institute of Immunology, her PhD in biochemistry is from the Biocenter of Basel with a two - year visiting fellowship at The Rockefeller University . Jeffrey McGroarty, CPA, MBA, Chief Financial Officer Mr . McGroarty is a financial executive with experience in investor relations, working with analysts, creditors and financial institutions, planning and analysis, capital allocation, SEC communications and reporting, accounting, acquisitions and turnarounds . He is experienced in effectively managing complex projects, building professional relations and developing staff . Mr . McGroarty was previously employed as CFO of Safeguard Scientifics, Interim Controller at Cephalon, Inc . , Vice President - Financial Planning and Analysis of Exide Technologies, Inc . , and Senior Manager at PWC . His MBA is from the Wharton School of Business . William Mobley, MD, PhD, Chief Scientific Advisor Distinguished Professor, Department of Neurosciences Florence Riford Chair for Alzheimer Research and Associate Dean for Neurosciences Initiatives at UC San Diego . He is a member of the National Academy of Medicine . His research focuses on the neurobiology of neurotrophic factor actions/signaling and on the hypothesis that malfunction of these mechanisms contribute to neuronal dysfunction in developmental and age - related disorders of the neurosystem .

SCIENTIFIC ADVISORY BOARD 18 Sidney Strickland, PhD, Chairman Vice President and Dean for Educational Affairs and Research Professor, Patricia and John Rosenwald Laboratory of Neurobiology and Genetics at Rockefeller University. Dr. Strickland’s laboratory investigates how dysfunction of the circulatory system contributes to Alzheimer’s and other neurodegenerative disorders. He will serve as the Chairman of Annovis Bio’s SAB. Jeffrey Cummings, MD Dr . Cummings completed Neurology residency and a Fellowship in Behavioral Neurology at Boston University, Massachusetts . US training was followed by a Research Fellowship in Neuropathology and Neuropsychiatry at the National Hospital for Nervous Diseases, London, England . Dr . Cummings was formerly Professor of Neurology and Psychiatry, Director of Alzheimer’s Disease Research and Director of the Center for Neurotherapeutics at UCLA . He was Director of the Cleveland Clinic Lou Ruvo Center for Brain Health in Las Vegas, Cleveland and Florida . William Mobley, MD, PhD Dr . Mobley is Distinguished Professor, Department of Neurosciences Florence Riford Chair for Alzheimer Research and Associate Dean for Neurosciences Initiatives at UC San Diego . He is a member of the National Academy of Medicine . His research focuses on the neurobiology of neurotrophic factor actions/signaling and on the hypothesis that malfunction of these mechanisms contribute to neuronal dysfunction in developmental and age - related disorders of the neurosystem . Gregory Petsko, PhD Dr . Petsko is a member of the National Academy of Sciences, the National Academy of Medicine, the American Academy of Arts and Sciences and the American Philosophical Society . His research interests are directed towards understanding the biochemical bases of neurological diseases like Alzheimer’s, Parkinson’s, and ALS discovering treatments (especially by using structure - based drug design), that could therapeutically affect those biochemical targets, and seeing any resulting drug candidates tested in humans . He has also made key contributions to the field of protein crystallography . Rudolph E. Tanzi, PhD Dr . Tanzi has published over 500 research papers and has received the highest awards in his field, including the Metropolitan Life Foundation Award, Potamkin Prize, Ronald Reagan Award, Silver Innovator Award, and many others . He was named to TIME magazine’s list of TIME 100 Most Influential People in the World (2015), and received the Smithsonian American Ingenuity Award, the top national award for invention and innovation . He co - authored the popular trade books “Decoding Darkness”, New York Times bestseller, “Super Brain”, and international bestseller “Super Genes” .

19 Michael B . Hoffman Chairman Mr. Hoffman is the Founder and Managing Partner of Stone Capital Partners, a private equity firm focused on power and renewable energy. He was Partner of Riverstone, senior managing director at the Blackstone Group and managing director at Smith Barney, Harris Upham & Co. He serves as Chairman of Onconova, Annovis Bio, Curative and is on the Board of Rockefeller University. Claudine E. Bruck, PhD Dr. Bruck is a pharmaceutical executive and scientist with strong entrepreneurial drive. Exhibited successes in building a therapeutic research unit de novo and leading discovery and clinical development of biological (vaccines, biopharmaceuticals) and small molecule medicines as well as an ophthalmic drug portfolio. With creativity and a strong results - focus, she is energized to challenge and lead teams. Extensive Pharmaceutical industry experience spans drug discovery and development across several therapeutic areas. Mark White Mr. White is a biopharmaceutical executive with global marketing, business development and sales experience. Currently, he is an independent consultant and a member of Robin Hood Ventures, a Philadelphia based angel investor group. Previously, Mr. White held senior level roles at Pfizer in marketing and commercial development, where he led the successful global launches of Inspira, Revatio, Lyrica and Xeljanz. In his last position, he was Vice President Worldwide Marketing, with global responsibility for new product development and in - line marketing for Pfizer’s Inflammation Therapeutic Area. Maria L. Maccecchini, PhD Executive Board Member Dr. Maccecchini founded Annovis in May 2008 to develop better therapeutics for Alzheimer’s, Parkinson’s and other neurodegenerative diseases. She was the Founder and CEO of Symphony Pharmaceuticals/ Annovis , a company focused on protecting brain cells after stroke which was sold in 2001 to Transgenomic. BOARD OF DIRECTORS Reid S. McCarthy Mr. McCarthy is experienced in corporate financial management, operations and new venture development. He was CFO of Topaz Pharmaceuticals, Inc. until its sale in 2011 to Sanofi Pasteur. He also served as CFO of JJ Haines & Company, Inc. and provided consulting CFO services to several life sciences companies. He has been a founding executive of several venture capital - backed companies which were successfully sold.

INVESTMENT SUMMARY A novel approach to treat neurodegeneration is desperately needed ▪ The markets for AD and PD drugs are in the multibillions of dollars and growing ▪ Annovis has a novel approach to stop the course of AD and PD ▪ ANVS401 shows statistically significant improvements in Phase 2a clinical trials: - Cognition in AD patients - Motor function in PD patients - Inflammation in PD patients ▪ The successful completion of our Phase 2 clinical trials is providing validation of our approach in two diseases and allow us to move to Phase 3 trials in both diseases 20

CHANGE IN CAUSES OF DEATH FROM 2000 TO 2018 21 • Breast Cancer - 13% • Colon Cancer - 21% • Heart Disease - 21% • Stroke - 24% • HIV - 67% • Parkinson’s + 84% • Alzheimer’s + 112%

ANNOVIS' DRUG ATTACKS MULTIPLE NEUROTOXIC PROTEINS

Chronic and acute brain insults lead to high levels of neurotoxic proteins, to inflammation and neurodegeneration

Amyloid β
AD/ PD - Aβ Targeting Compounds



Tau
Tauopathies - AD - Tau Targeting Compounds



aSynuclein
PD/ AD - aSyN Targeting Compounds



Activated Microglia = High Inflammation



Attacking one neurotoxic protein results in minimal effect

ANVS401 is the only drug to attack multiple neurotoxic proteins simultaneously

ANNOVIS 22

PIPELINE 23 Therapy Diseases/Conditions PRE - CLINICAL IND PHASE I PHASE II PHASE III AD PD AD - DS FTD CTE TBI Stroke Advanced AD Oral drug for chronic indications Injectable drug for acute traumatic events Oral drug for advanced AD and dementia

24 CORPORATE PATENT ESTATE Patent/Application Subject Matter Status Expiry Provisional ANVS401 to treat viral and bacterial infections of the brain, including Covid19 Pending 2041 PCT ANVS401 and 405 – Mechanism of Action for prevention and treatment of diseases Pending 2038 PCT ANVS405 - Acute brain and nerve injuries Granted – Europe and Japan 2036 PCT ANVS401 - pK/pD, low doses , formulations Neurodegenerative Diseases Granted – US and Europe 2031 In - licensed patents Composition of matter, manufacturing, method for treating AD and DS Granted 2022 - 25 Composition of Matter and Method of Use Process for Production Methods of Use: pK/pD, Dose, Formulations Method of Use: Acute Brain and Nerve Injuries Method of Use: Prevention and Treatment Multi - layer strategy

Improves THE FLOW of Axonal Transport in Alzheimer’s Disease and Neurodegeneration CONTACT US 1055 Westlakes Drive Suite 300 Berwyn, PA 19312 +1 (610) 727 - 3913 info@annovisbio.com Investor Relations Dave Gentry CEO, RedChip Companies +1 (407) 491 - 4498 dave@redchip.com www.annovisbio.com Symbol: ANVS (NYSE American)